                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                 Amendment No. 3
                                       to
                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                      O'SULLIVAN INDUSTRIES HOLDINGS, INC.
                                (Name of Issuer)


                    BRUCKMANN, ROSSER, SHERRILL & CO., L.L.C.,
                   BRUCKMANN, ROSSER, SHERRILL & CO. II, L.P.,
                                  BRSE, L.L.C.,
                             OSI ACQUISITION, INC.,
                              RICHARD D. DAVIDSON,
                             ROWLAND H. GEDDIE, III,
                                JAMES C. HILLMAN,
                              DANIEL F. O'SULLIVAN,
                             MICHAEL P. O'SULLIVAN,
                           THOMAS M. O'SULLIVAN, JR.,
                                PHILLIP J. PACEY,
                                E. THOMAS RIEGEL,
                                TYRONE E. RIEGEL,
                               STUART D. SCHOTTE,
                               TOMMY W. THIEMAN,
                        O'SULLIVAN PROPERTIES, INC., and
                      O'SULLIVAN INDUSTRIES HOLDINGS, INC.
                       (Name of Persons Filing statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                               ------------------


                                   688609 106
                      (CUSIP Number of Class of Securities)

           STEPHEN F. EDWARDS                        ROWLAND H. GEDDIE, III, ESQ.
 BRUCKMANN, ROSSER, SHERRILL & CO., L.L.C.       O'SULLIVAN INDUSTRIES HOLDINGS, INC.
BRUCKMANN, ROSSER, SHERRILL & CO., II, L.P.                1900 GULF STREET
              BRSE, L.L.C.                               LAMAR, MISSOURI 64759
    126 EAST 56TH STREET, 29TH FLOOR                         (417) 682-3322
          NEW YORK, NY 10022
            (212) 521-3724

      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                       Copies to:

           LANCE C. BALK, ESQ.                             JEFFREY BAGNER, ESQ.
            KIRKLAND & ELLIS                     FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
          153 EAST 53RD STREET                              ONE NEW YORK PLAZA
           NEW YORK, NY 10022                                NEW YORK, NY 10004
             (212) 446-4800                                    (212) 859-8136

         This statement is filed in connection with (check the appropriate box):

         a.   [x]   The filing of solicitation materials or an information
                    statement subject to Regulation 14A, Regulation 14C or Rule
                    13e-3(c) under the Securities Exchange Act of 1934.

         b.   [x]   The filing of registration statement under the Securities
                    Act of 1933.

         c.   [ ]   A tender offer.

         d.   [ ]   None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

                            CALCULATION OF FILING FEE

---------------------------------------------  ---------------------------------
Transaction Valuation*                         Amount of Filing Fee **
---------------------------------------------  ---------------------------------
327,876,129.30                                 65,575.23
---------------------------------------------  ---------------------------------

*For purposes of calculating fee only. This transaction applies to an aggregate 17,851,869 shares of Common Stock (the sum of (i) 16,248,988 outstanding shares of Common Stock and (ii) 1,602,881 shares of Common Stock issuable upon the exercise of currently exercisable stock options).

The per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11(b)(2) is $19.25.

The proposed maximum aggregate value of the transaction is $327,876,129.30 (the product of (x) the aggregate number of shares (17,851,869), multiplied by (y) the per share price ($19.25) less price with respect to the shares issuable upon the exercise of stock options).

** 1/50th of 1% of the transaction valuation. The total fee is $65,575.23 paid by federal wire transfer to the Commission on June 21, 1999.


[ ] Check box if any part of the fee is offset as provided by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

---------------------------------------------  ---------------------------------
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
---------------------------------------------  ---------------------------------

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3
("Transaction Statement") is being filed with the Securities and Exchange Commission (the "Commission") by O'Sullivan Industries Holdings, Inc., a Delaware corporation (the "Company"), Bruckmann, Rosser, Sherrill & Co. II, L.P., a private equity fund ("BRS LP"), OSI Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of BRS LP ("Merger Sub"), the following executive officers and directors of the Company who are participating with BRS in the merger: Richard D. Davidson, Rowland H. Geddie, III, James C. Hillman, Daniel F. O'Sullivan, Michael P. O'Sullivan, Thomas M. O'Sullivan, Jr., E. Thomas Riegel, Tyrone E. Riegel, Phillip J. Pacey, Stewart
D. Schotte, Tommy W. Thieman (collectively, "Management"), O'Sullivan Properties, Inc., a Missouri corporation controlled by Thomas M. O'Sullivan, Sr. ("OPI"), and two affiliates of BRS LP: Bruckmann, Rosser, Sherrill & Co., L.L.C. ("BRS") and BRSE, L.L.C. ("BRSE, LLC"). BRS is the manager of BRS LP pursuant to a Management Agreement dated May 21, 1999 between BRS and BRS LP. BRSE, LLC is the general partner of BRS LP.


         This Transaction Statement relates to the Amended and Restated Agreement and Plan of Merger, dated as of October 18, 1999, as amended (the "Merger Agreement"), between the Company and Merger Sub pursuant to which Merger Sub will be merged with and into the Company (the "Merger"), with the Company surviving the Merger. Merger Sub was organized at the direction of BRS for the purpose of consummating the Merger. Concurrently with the filing of this Transaction Statement, the Company is filing with the Commission a preliminary proxy statement/prospectus on Form S-4 under the Securities and Exchange Act of 1934, as amended (together with all annexes thereto, the "Proxy Statement") relating to a special meeting of shareholders of the Company. At such meeting, the shareholders of the Company will vote upon a proposal to approve the Merger Agreement.


         A copy of the Proxy Statement is attached hereto as Exhibit (d). A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.


         Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined below): (i) Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation"); (ii) each share of common stock of the Company, par value $1.00 per share, issued and outstanding immediately prior to the Merger (other than shares held in the Company's treasury or by any of its subsidiaries, some of the shares held by members of the Company's senior management, three directors and an affiliate of a fourth director participating with BRS in the Merger, and shares held by shareholders who are entitled to and have perfected their dissenter's appraisal rights) will be converted into the right to receive (i) $16.75 in cash, without interest, and (ii) one share of 12% Senior Preferred Stock of the Surviving Corporation, with a liquidation preference of $1.50 per share. The "Effective Time" of the Merger will be the date and time of the filing of a certificate of merger with the Delaware Secretary of State in accordance with the Delaware General Corporation Law, which is scheduled to occur as soon as practicable after the satisfaction or waiver of the closing conditions contained in the Merger Agreement.

         The information in the Proxy Statement and this Transaction Statement concerning the Company after the completion of the Merger has been supplied by BRS or Management, information about O'Sullivan before the completion of the Merger has been supplied by the Company and information about BRS, BRS LP, BRSE, LLC and the Merger Sub has been supplied by BRS.

                              CROSS REFERENCE SHEET

              (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)

         All references are to portions of the Proxy Statement which are incorporated herein and made a part hereof by reference.


         SCHEDULE 13E-3 ITEM
         NUMBER AND CAPTION                           RESPONSE/CAPTION IN PROXY STATEMENT
         ------------------                           -----------------------------------
1.       Issuer and Class of Security Subject to
         the Transaction.

         (a)........................................  "The Companies-O'Sullivan Industries Holdings, Inc." and
                                                      "Where You Can Find More Information".

         (b)........................................  "The Special Meeting-Votes Required for Approval of the
                                                      Merger Agreement and the Merger".

         (c)-(d)....................................  "Market Price and Dividends".

         (e)........................................  Not applicable.

         (f)........................................  Appendix D to Proxy Statement-"Transactions involving
                                                      O'Sullivan Common Stock by BRS, Bruckmann, Rosser,
                                                      Sherrill & Co. II, L.P., BRSE, LLC, O'Sullivan and
                                                      Executive Officers and Directors of O'Sullivan."

2.       Identity and Background.                     This Transaction Statement is being jointly filed by
                                                      the issuer of the class of equity securities which is
                                                      the subject of the Rule 13E-3 transaction, and its
                                                      affiliates, Merger Sub, BRS, BRS LP, BRSE, LLC,
                                                      each member of Management, and OPI.

         (a)-(d)....................................  Appendix E - "Information Relating to
                                                      BRS, Bruckmann, Rosser, Sherrill & Co. II, L.P.,
                                                      BRSE, LLC, and their Respective Principals and the
                                                      Executive Officers and Directors of OSI, O'Sullivan and
                                                      O'Sullivan Properties, Inc." to the Proxy Statement.


         (e)-(f)....................................  None of the directors or executive officers of the Company,
                                                      Merger Sub, OPI or any member of BRS or BRSE, LLC:
                                                      (a) was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar


                                        4


         SCHEDULE 13E-3 ITEM
         NUMBER AND CAPTION                           RESPONSE/CAPTION IN PROXY STATEMENT
         ------------------                           -----------------------------------
                                                      proceedings) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or
                                                      prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (g)........................................  Each director and executive officer of the Company, Merger
                                                      Sub, OPI, and each member of BRS and BRSE, LLC,
                                                      is a citizen of the United States.
3.       Past Contacts,  Transactions or
         Negotiations.

         (a)(1).....................................  None.

         (a)(2).....................................  "Special Factors- Background to the Merger"; "-Conflicts of
                                                      Interest; Arrangements with Management".

         (b)........................................  "Summary-Conflicts of Interest; Arrangements with Management";
                                                      "Special Factors-Background of the Merger"; "-Conflicts of
                                                      Interest; Arrangements with Management".
4. Terms of the Transaction.

         (a)........................................  "Summary-The Merger"; "-What You Will Receive in the
                                                      Merger";  "-Completion of the Merger";  "-Termination of
                                                      the Merger Agreement";  "-Compensation Payable if Merger
                                                      Not Completed"; "-Conflicts of Interest, Arrangements with
                                                      Management" and "The Merger Agreement".

         (b)........................................  "Special Factors -Conflicts of Interest; Arrangements with
                                                      Management -EQUITY INVESTMENT AND CASH PAYMENTS;
                                                      -TREATMENT OF STOCK OPTIONS" and "Appraisal Rights of
                                                      Dissenting Shareholders".

5.       Plans or Proposals of the Issuer or Affiliate

         (a)........................................  None.

         (b)........................................  None.

         (c)........................................  "Special Factors-Consequences of the Merger;  Plans for
                                                      O'Sullivan after the Merger-DIRECTORS OF O'SULLIVAN
                                                      AFTER THE MERGER".

         (d)........................................  "Special Factors-Financing of


                                                      5



         SCHEDULE 13E-3 ITEM
         NUMBER AND CAPTION                           RESPONSE/CAPTION IN PROXY STATEMENT
         ------------------                           -----------------------------------

                                                      the Merger" and "-Description of O'Sullivan
                                                      Capital Stock After the Merger".

         (e)........................................  None.

         (f)........................................  "Special Factors-Consequences of the Merger;  Plans for
                                                      O'Sullivan after the Merger" and "-Effects of the Merger
                                                      on O'Sullivan Capital Stock".

         (g)........................................  None.

6.       Source and Amount of Funds or Other Consideration.

         (a)........................................  "Special Factors-Financing of the Merger".

         (b)........................................  "Special Factors-Estimated Fees and Expenses of the Merger"
                                                      and "The Merger Agreement-Termination Fees".

         (c)(1) and (c)(2)..........................  "Special Factors-Financing of the Merger-SENIOR SECURED
                                                      CREDIT FACILITY"; AND "-SENIOR SUBORDINATED NOTES" AND SENIOR
                                                      DISCOUNT NOTES.

         (d)........................................  Not applicable.

7.       Purpose(s), Alternatives, Reasons and Effects.

         (a)........................................  "Special Factors-Purpose of the Merger"  and "-Reasons for
                                                      the Merger;  Recommendation of the Board of Directors".

         (b)........................................  "Special Factors-Reasons for the Merger;  Recommendation
                                                      of the Board of Directors".

         (c)........................................  "Special Factors-Purpose of the Merger"  and "-Reasons for
                                                      the Merger;  Recommendation of the Board of Directors".

         (d)........................................  "Special Factors-Consequences of the Merger; Plans for
                                                      O'Sullivan After the Merger";  "-Effects of the Merger on
                                                      O'Sullivan Capital Stock";  "-Federal Income Tax Consequences"
                                                      and "-Accounting Treatment of the Merger".


8. Fairness of the Transaction.

         (a)........................................  "Special Factors-Fairness of the Merger" and "-Reasons for
                                                      the Merger;  Recommendation of the Board of Directors".

         (b)........................................  "Special Factors-Fairness of the Merger" and "-Reasons for
                                                      the Merger;  Recommendations of the Board of Directors".
         (c)........................................  "The Special Meeting-Votes Required for Approval of the
                                                      Merger Agreement and Merger".

         (d)........................................  "Summary-Opinion of O'Sullivan's Financial Advisor" and
                                                      "Special Factors-Background to the Merger".

                                                      6


         SCHEDULE 13E-3 ITEM
         NUMBER AND CAPTION                           RESPONSE/CAPTION IN PROXY STATEMENT
         ------------------                           -----------------------------------

         (e)........................................  "Summary-Recommendation of the Board of Directors" and
                                                      "Special Factors-Reasons for the Merger; Recommendation
                                                      of the Board of Directors".

         (f)........................................  "Special Factors-Background to the Merger"

9.       Reports, Opinions, Appraisals and Certain Negotiations.

         (a)........................................  "Summary-Opinion of O'Sullivan's Financial Advisor" and
                                                      "Special Factors-Opinion of O'Sullivan's Financial Advisor".

         (b)........................................  "Summary-Opinion of O'Sullivan's Financial Advisor" and
                                                      "Special Factors-Opinion of O'Sullivan's Financial Advisor".

         (c)........................................  "Summary-Opinion of O'Sullivan's Financial Advisor" and
                                                      "Special Factors-Opinion of O'Sullivan's Financial Advisor".

10. Interest in Securities of the Issuer.

         (a)........................................  "Special Factors-Beneficial Ownership of Common Stock".

         (b)........................................  "Appendix D to Proxy Statement-Transactions involving
                                                      O'Sullivan Common Stock by BRS, Bruckmann, Rosser,
                                                      Sherrill & Co. II, L.P., BRSE, LLC, O'Sullivan and the
                                                      Executive Officers and Directors of O'Sullivan."

11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

                                                      "Special Factors-Consequences of the Merger; Plans for
                                                      O'Sullivan After the Merger" and "-Conflicts of Interest;
                                                      Arrangements with Management".

12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

         (a)........................................  "Special Factors-Consequences of the Merger;  Plans for
                                                      O'Sullivan After the Merger" and "-Conflicts of Interest;
                                                      Arrangements with Management".

         (b)........................................  "Summary-Recommendation of the Board of Directors" and
                                                      "Special Factors-Reasons for the Merger; Recommendation
                                                      of the Board of Directors".
13. Other Provisions of the Transaction.

         (a)........................................  "Appraisal Rights of Dissenting Shareholders".

         (b)........................................  Not applicable.

         (c)........................................  Not applicable.



         SCHEDULE 13E-3 ITEM
         NUMBER AND CAPTION                           RESPONSE/CAPTION IN PROXY STATEMENT
         ------------------                           -----------------------------------

14.      Financial Information.

         (a)........................................  "Selected Historical Financial Information";
                                                      "-Selected Unaudited Pro Forma Financial Information" and
                                                      "Unaudited Pro Forma Financial Data".

         (b)........................................  "Unaudited Pro Forma Financial Data".

15.      Persons and Assets Employed, Retained or Utilized.

         (a)........................................  "The Special Meeting-Solicitation of Proxies".

         (b)........................................  "The Special Meeting-Solicitation of Proxies".

16.      Additional Information.                      The Proxy Statement and the Appendices attached thereto.


17.      Material to be Filed as Exhibits

         (a)(1)*....................................  Commitment Letter dated October 17, 1999 among Lehman
                                                      Brothers Inc. and Lehman Commercial Paper Inc., BRS and
                                                      Merger Sub.

         (a)(2)*....................................  Commitment Letter dated October 17, 1999 between BRS L.P.
                                                      and Merger Sub.

         (b)*.......................................  Form of Opinion of Salomon Smith Barney dated October 18,
                                                      1999 (attached as Appendix B to the Proxy Statement).

                                                      Financial Analysis Presentation materials prepared by Salomon Smith
                                                      Barney in connection with providing its opinion to the Special
                                                      Committee on October 18, 1999.

         (c)*.......................................  Amended and Restated Agreement and Plan of Merger dated as of October 18,
                                                      1999 between the Company and Merger Sub (attached as Appendix A to the
                                                      Proxy Statement).

         (d)*.......................................  Amendment No. 3 to Form S-4 of O'Sullivan Industries
                                                      Holdings, Inc.

         (e)**......................................  Section 262 of the Delaware General Corporation Law
                                                      (attached as Appendix C to the Proxy Statement).

         (f)........................................  Not applicable.

-----------------
*    Filed herewith.
**   Previously filed.


Item 1.  Issuer and Class of Security Subject to the Transaction.

         (a) The information set forth in "The Companies-O'Sullivan Industries Holdings, Inc." and "Where You Can Find More Information" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "The Special Meeting-Votes Required for Approval of the Merger Agreement and the Merger" of the Proxy Statement is incorporated herein by reference. As of June 24, 1999, there were approximately 855 holders of record of O'Sullivan common stock.

         (c)-(d) The information set forth in "Market Price and Dividends" of the Proxy Statement is incorporated herein by reference.

         (e)      Not applicable.

         (f) Appendix D to Proxy Statement-"Transactions involving O'Sullivan Common Stock by BRS, Bruckmann, Rosser, Sherrill & Co. II, L.P., BRSE, LLC, O'Sullivan and the Executive Officers and Directors of O'Sullivan".

Item 2.  Identity and Background.

         (a)-(d)  The information set forth in Appendix E-
                  "Information Relating to BRS, Bruckmann, Rosser, Sherrill & Co. II, L.P., BRSE, LLC, and their Respective Principals and the Executive Officers and Directors of OSI, O'Sullivan and O'Sullivan Properties, Inc." of the Proxy Statement is incorporated herein by reference.

         (e)-(f) None of the directors or executive officers of the Company, Merger Sub, OPI or any member of BRS or BRSE, LLC: (a) was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar proceedings) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (g) Each director and executive officer of the Company, Merger Sub and OPI, and each member of BRS and BRSE, LLC is a citizen of the United States.

Item 3.  Past Contacts, Transactions or Negotiations.

         (a)(1)   None.

         (a)(2) The information set forth in "Special Factors-Background to the Merger"; "-Conflicts of Interest; Arrangements with Management" of the Proxy Statement is incorporated herein by reference.


         (b) The information set forth in "Summary-Conflicts of Interest; Arrangements with Management"; "Special Factors-Background of the Merger"; "-Conflicts of Interest; Arrangements with Management" of the Proxy Statement is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) The information set forth in "Summary-The Merger"; "-What You Will Receive in the Merger"; "-Completion of the Merger"; "-Termination of the Merger Agreement"; "-Compensation Payable if Merger Not Completed"; "-Conflicts of Interest, Arrangements with Management" and "The Merger Agreement" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Special Factors -Conflicts of Interest; Arrangements with Management -EQUITY INVESTMENT AND CASH PAYMENTS; -TREATMENT OF STOCK OPTIONS" and "Appraisal Rights of Dissenting Shareholders" of the Proxy Statement is incorporated herein by reference.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

         (a)      None.

         (b)      None.

         (c) The information set forth in "Special Factors-Consequences of the Merger; Plans for O'Sullivan after the Merger-DIRECTORS OF O'SULLIVAN AFTER THE MERGER" of the Proxy Statement is incorporated herein by reference.


         (d) The information set forth in "Special Factors-Financing the Merger" and "-Description of O'Sullivan Capital Stock After the Merger" of the Proxy Statement is incorporated herein by reference.

         (e)      None.

         (f) The information set forth in "Special Factors-Consequences of the Merger; Plans for O'Sullivan after the Merger" and "-Effects of the Merger on O'Sullivan Capital Stock" of the Proxy Statement is incorporated herein by reference.

         (g)      None.

Item 6.  Source and Amount of Funds or Other Consideration.

         (a) "Special Factors- Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Special Factors-Estimated Fees and Expenses of the Merger" and "The Merger Agreement-Termination Fees" of the Proxy Statement is incorporated herein by reference.


         (c)(1)   The information set forth in "Special Factors-Financing of
           and    the Merger-SENIOR SECURED CREDIT FACILITY"; AND "-SENIOR
         (c)(2)   SUBORDINATED NOTES AND SENIOR DISCOUNT NOTES" of the Proxy
                  Statement is incorporated herein by reference.

         (d)      Not applicable

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

         (a) The information set forth in "Special Factors-Purpose of the Merger" and "-Reasons for the Merger; Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Special Factors-Reasons for the Merger; Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "Special Factors-Purpose of the Merger" and "-Reasons for the Merger; Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "Special Factors-Consequences of the Merger; Plans for O'Sullivan After the Merger"; "-Effects of the Merger on O'Sullivan Capital Stock"; "-Federal
                  Income Tax Consequences" and "-Accounting Treatment of the Merger" of the Proxy Statement is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

         (a) The information set forth in "Special Factors-Fairness of the Merger" and "-Reasons for the Merger; Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Special Factors-Fairness of the Merger" and "-Reasons for the Merger; Recommendations of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "The Special Meeting-Votes Required for Approval of the Merger Agreement and Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "Summary-Opinion of O'Sullivan's Financial Advisor" and "Special
                  Factors-Background to the Merger" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in "Summary-Recommendation of the Board of Directors" and "Special Factors-Reasons for the Merger; Recommendation of the Board of Directors" is incorporated herein by reference.

         (f) The information set forth in "Special Factors-Background to the Merger" is incorporated herein by reference.

Item 9   Reports, Opinions, Appraisals and Certain Negotiations.

         (a) The information set forth in "Summary-Opinion of O'Sullivan's Financial Advisor" and "Special Factors-Opinion of O'Sullivan's Financial Advisor" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Summary-Opinion of O'Sullivan's Financial Advisor" and "Special Factors-Opinion of O'Sullivan's Financial Advisor" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "Summary-Opinion of O'Sullivan's Financial Advisor" and "Special Factors-Opinion of O'Sullivan's Financial Advisor" of the Proxy Statement is incorporated herein by reference.

Item 10. Interest in Securities of the Issuer.

         (a) The information set forth in "Special Factors-Beneficial Ownership of Common Stock" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Appendix D to Proxy Statement - Transactions involving O'Sullivan Common Stock by BRS, Bruckmann, Rosser, Sherrill & Co. II, L.P., BRSE, LLC, O'Sullivan and the Executive Officers and Directors of O'Sullivan" of the Proxy Statement is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         The information set forth "Special Factors-Consequences of the Merger; Plans for O'Sullivan After the Merger" and "-Conflicts of Interest; Arrangements with Management" of the Proxy Statement is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

         (a) The information set forth in "Special Factors-Consequences of the Merger; Plans for O'Sullivan After the Merger" "-Conflicts of Interest; Arrangements with Management" of the Proxy Statement is incorporated herein by reference.


         (b) The information set forth in "Summary-Recommendation of the Board of Directors" and "Special Factors-Reasons for the Merger; Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

Item 13. Other Provisions of the Transaction.

         (a) The information set forth in "Appraisal Rights of Dissenting Shareholders" of the Proxy Statement is incorporated herein by reference.

         (b)      Not applicable.

         (c)      Not applicable.

Item 14. Financial Information.

         (a) The information set forth in "Selected Historical Financial Information"; "-Selected Unaudited Pro Forma Financial Information" and "Unaudited Pro Forma Financial Data" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Unaudited Pro Forma Financial Data" of the Proxy Statement is incorporated herein by reference.

Item 15. Persons and Assets Employed, Retained or Utilized.

         (a) The information set forth in "The Special Meeting-Solicitation of Proxies" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "The Special Meeting-Solicitation of Proxies" of the Proxy Statement is incorporated herein by reference.

Item 16. Additional Information.

         The Proxy Statement and the Appendices attached thereto.

Item 17. Material to be filed as Exhibits.

(a)(1) Commitment Letter dated October 17, 1999 among Lehman Brothers Inc. and Lehman Commercial Paper Inc., BRS and Merger Sub.


(a)(2) Commitment Letter dated October 17, 1999 between Bruckmann, Rosser, Sherrill & Co. II, L.P. and Merger Sub.


(b)      Opinion of Salomon Smith Barney included as Appendix B to the Proxy
         Statement.


         Financial Analysis Presentation materials prepared by Salomon Smith Barney in connection with providing its opinion to the Special Committee on October 18, 1999.


(c) Amended and Restated Agreement and Plan of Merger, dated October 18, 1999, between O'Sullivan Industries Holdings, Inc. and OSI Acquisition Inc. included as Appendix A to the Proxy Statement.


(d)      Amendment No. 3 to Form S-4 of O'Sullivan Industries Holdings, Inc.


(e) Section 262 of the Delaware General Corporation Law included as Appendix C to the Proxy Statement.


(f)      Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 18, 1999                O'SULLIVAN INDUSTRIES HOLDINGS, INC.



                                By: /s/ Richard D. Davidson
                                    --------------------------------------
                                    Name:  Richard D. Davidson
                                    Title: President and Chief Operating Officer


                                OSI ACQUISITION CORP.


                                By: /s/ Stephen F. Edwards
                                    --------------------------------------
                                    Name: Stephen F. Edwards
                                    Title:   President


                                BRUCKMANN, ROSSER, SHERRILL & CO. II, L.P.


                                By:  BRSE, L.L.C., its general partner


                                     By: /s/ Stephen F. Edwards
                                         ---------------------------------
                                         Name: Stephen F. Edwards
                                         Title:   Manager


                                BRUCKMANN, ROSSER, SHERRILL & CO., L.L.C.


                                     By: /s/ Stephen F. Edwards
                                         ---------------------------------
                                         Name: Stephen F. Edwards
                                         Title:   Manager


                                BRSE, L.L.C.


                                     By: /s/ Stephen F. Edwards
                                         ---------------------------------
                                         Name: Stephen F. Edwards
                                         Title:   Manager


                                /s/ Richard D. Davidson
                                --------------------------------------
                                RICHARD D. DAVIDSON

                                /s/ Rowland H. Geddie, III
                                --------------------------------------
                                ROWLAND H. GEDDIE, III


                                /s/ James C. Hillman
                                --------------------------------------
                                JAMES C. HILLMAN


                                /s/ Daniel F. O'Sullivan
                                --------------------------------------
                                DANIEL F. O'SULLIVAN


                                /s/ Michael P. O'Sullivan
                                --------------------------------------
                                MICHAEL P. O'SULLIVAN


                                /s/ Thomas M. O'Sullivan, Jr.
                                --------------------------------------
                                THOMAS M. O'SULLIVAN, JR.


                                /s/ Phillip J. Pacey
                                --------------------------------------
                                PHILLIP J. PACEY


                                /s/ E. Thomas Riegel
                                --------------------------------------
                                E. THOMAS RIEGEL


                                /s/ Tyrone E. Riegel
                                --------------------------------------
                                TYRONE E. RIEGEL


                                /s/ Stuart D. Schotte
                                --------------------------------------
                                STUART D. SCHOTTE



                                /s/ Tommy W. Thieman
                                --------------------------------------
                                TOMMY W. THIEMAN



                                O'SULLIVAN PROPERTIES, INC.


                                By: /s/ Thomas M. O'Sullivan, Sr.
                                    ----------------------------------
                                    Name: Thomas M. O'Sullivan, Sr.
                                    Title: President

                                  EXHIBIT INDEX


(a)(1)* Commitment Letter dated October 17, 1999 among Lehman Brothers Inc. and Lehman Commercial Paper Inc., BRS and Merger Sub.


(a)(2)* Commitment Letter dated October 17, 1999 between Bruckmann, Russer, Sherrill & Co. II, L.P. and Merger Sub.


(b)* Opinion of Salomon Smith Barney included as Appendix B to the Proxy Statement.


         Financial Analysis Presentation materials prepared by Salomon Smith Barney in connection with providing its opinion to the Special Committee on October 18, 1999.


(c)* Amended and Restated Agreement and Plan of Merger dated October 18, 1999 between O'Sullivan Industries Holdings, Inc. and OSI Acquisition Inc. included as Appendix A to the Proxy Statement.


(d)*     Amendment No. 3 to Form S-4 of O'Sullivan Industries Holdings, Inc.


(e)** Section 262 of the Delaware General Corporation Law included as Appendix C to the Proxy Statement.


(f)      Not applicable.


-----------------
*    Filed herewith.
**   Previously filed.